Exhibit 99.3

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

For the three- and nine-month periods ended September 30, 2021 and 2020

November 9, 2021

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
BUSINESS OVERVIEW	5
FACTORS AFFECTING OUR PERFORMANCE	6
COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS	7
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	10
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	11
RESULTS OF OPERATIONS	12
Analysis of Results for Q3 2021 and YTD 2021	14
QUARTERLY FINANCIAL INFORMATION	18
EBITDA AND ADJUSTED EBITDA	19
RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA	20
RECONCILIATION OF ACCOUNTS RECEIVABLE	20
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	20
INDEBTEDNESS	22
Off-Balance Sheet Arrangements	23
Share Information	23
Related Party Transactions	23
Risks and Uncertainties	24
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	27
Critical Accounting Estimates and Judgments	30
CHANGES IN SIGNIFICANT ACCOUNTING POLICIES	32
RISK FACTORS	32
ADDITIONAL INFORMATION	32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2021 and 2020, including the related notes thereto, and our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2020 and 2019 and the related MD&A.

BASIS OF PRESENTATION

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Our fiscal year is the 12-month period ending December 31. The next fiscal year will occur in the 12-month period ending December 31, 2021.

All references in this MD&A to “Q3 2021” are to our fiscal quarter for the three-month period ended September 30, 2021 and all references to “Q3 2020” are to our fiscal quarter for the three-month period ended September 30, 2020. All references in this MD&A to “YTD 2021” or “year-to-date 2021” are to the nine-month period ended September 30, 2021 and all references to “YTD 2020” or “year-to-date 2020” are to the nine-month period ended September 30, 2020. All references in this MD&A to “Fiscal 2020” are to our fiscal year ended December 31, 2020 and all references in this MD&A to “Fiscal 2021” are to our fiscal year ending December 31, 2021.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing our board of directors (the “Board”) to amend our articles of incorporation (“Articles”) to effect a consolidation (the “Share Consolidation”) of all of the issued and outstanding common shares of the Company (the “Common Shares”), such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the Toronto Stock Exchange (“TSX”). The Common Shares began trading on Nasdaq on March 16, 2021 under the symbol “GBNH”. Unless otherwise indicated, all Common Share numbers in this MD&A have been adjusted to give effect to the Share Consolidation.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-IFRS (as defined below) measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA” (each as defined below). This MD&A also refers to “Same-Region Sales Growth” (as defined below), which is an operating metric used in the industry in which we operate but may be calculated differently by other companies. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. Our management also uses non-IFRS measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses, center development costs and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center (as defined below) operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on the operating performance of our existing TMS Center network.

“EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes.

“Same-Region Sales Growth” is a metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing TMS Centers as well as growth achieved through the opening of additional TMS Centers within established management regions. Our established management regions are defined as management regions containing open TMS Centers that have performed billable TMS (as defined below) services for a period of at least one full year prior to each of the comparable periods. Within a management region we focus on increasing patient volume in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. For more information regarding how we define our management regions, see “Business Overview”. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding TMS Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may be calculated differently compared to other companies.

See “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” for a reconciliation of certain of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including with respect to the impact of the COVID-19 (coronavirus) pandemic (“COVID-19”) and the Company’s response thereto, the Company’s expectations regarding the continued expansion of the Spravato® (esketamine nasal spray) offering (the “Spravato® Program”) and its potential to enhance profit margins and diversify total revenue, the impact of the Achieve TMS East/Central Acquisition (as defined below) on our business and the earn-out consideration payable in respect thereof, expansion opportunities, our expectations of future results, performance, achievements, prospects or opportunities, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s annual information form dated March 30, 2021 in respect of the fiscal year ended December 31, 2020. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers Inc. (“TMS US”) was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers (as defined below) began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) across the United States. We offer treatment facilities in convenient locations to provide easy access to patients and physicians. As at September 30, 2021, the Company owned and operated 131 TMS Centers in the Commonwealth of Virginia, and the States of North Carolina, South Carolina, Maryland, Delaware, Missouri, Illinois, Ohio, Connecticut, Florida, Texas, Michigan, Alaska, Oregon and California. As of the date of this MD&A, the Company owns and operates 148 TMS Centers with additional TMS Centers added in the States of Iowa, Massachusetts and Connecticut as a result of the Achieve TMS East/Central Acquisition (as defined below) that was completed subsequent to quarter end.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local treatment centers that are strategically located within a single region for convenient patient and physician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

In the first quarter of Fiscal 2021 (“Q1 2021”), we commenced offering Spravato® (esketamine nasal spray) at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. See “Key Highlights and Recent Developments—Spravato® Program.”

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of TMS Centers

We believe we have a meaningful opportunity to continue to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with physicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control.

Competition

The market for TMS is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner physicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual psychiatrists that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or Spravato®. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term growth strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. We may also use capital to finance potential acquisitions. See “Key Highlights and Recent Developments” below. We have experienced losses since inception and, although we completed a $23.5 million private placement in the second quarter of Fiscal 2021 (“Q2 2021”) and a $13.2 million public offering in Q3 2021, we expect that we will require additional financing to fund our operating, investing and acquisition activities and such additional financing is required in order for us to repay our short-term obligations. See the “Financial Condition, Liquidity and Capital Resources” section of this MD&A.

Industry Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income.

COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS

In assessing our results of operations and trends affecting our business, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach. Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. We apply constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy. Beginning in the first quarter of Fiscal 2020 (“Q1 2020”), the Company has excluded amortization from entity-wide regional operating income (loss) based on the nature of the expense as it is not associated with center and regional infrastructure. We have retrospectively updated our annual and quarterly financial information below to reflect this change (See “Results of Operations” and “Quarterly Financial Information” below).

Center Development Costs, Capital Expenditure and Working Capital Investment

Center development costs represent direct expenses associated with developing new TMS Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations. However, the main cash requirement for center development relates to working capital investment. This includes rental deposits or other non-capital costs required to open TMS Centers and the cost of treatment delivery while collections initially lag until payor contracting, credentialing and enrollment processes are completed.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

Earn-Out Consideration

A portion of the purchase price payable in respect of acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) in September 2019 (the “Achieve TMS Acquisition”) was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS during the twelve-month period following the September 26, 2019 closing date of the Achieve TMS Acquisition (the “Earn-Out”). The Earn-Out was confirmed to be $10.3 million, of which $3.1 million was settled through the issuance of an aggregate of 0.2 million Common Shares to the vendors on March 26, 2021. Of the remaining $7.2 million of Earn-Out consideration payable, $2.8 million was paid in cash on March 26, 2021. Certain vendors agreed to defer $4.4 million of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $0.3 million, which payment was made in full concurrently with the deferred cash payment on June 28, 2021.

In addition, earn-out consideration may payable in connection with the Achieve TMS East/Central Acquisition. See “Key Highlights and Recent Developments—TMS Center Development” below.

Share-Based Compensation

Share-based compensation represents stock options granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the Achieve TMS Acquisition.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Forgiveness of Loan Payable

Forgiveness of loan payable represents a one-time gain due to the forgiveness by the U.S. Small Business Administration of the PPP Loan (as defined below) in the amount of $3.1 million previously made to the Company under the United States Paycheck Protection Program. See “Key Highlights and Recent Developments – PPP Loan Forgiveness”.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our TMS Center growth. This measure is not a recognized financial measure under IFRS, does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. See also “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics.” One-time costs include the recognition of a deferred payment cost with respect to the Earn-Out consideration in connection with the Achieve TMS Acquisition and costs related to the listing of our Common Shares on the Nasdaq (the “Nasdaq listing”). One-time costs also include acquisition-related professional fees incurred in connection with the Achieve TMS East/Central Acquisition (as defined below) which relate to our TMS Center growth.

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

COVID-19

During Fiscal 2020, we took the below measures to control costs as a result of the COVID-19 pandemic:

•	approximately 20% of the Company’s employees were furloughed as of May 1, 2020. During the period of furlough, Greenbrook paid 100% of employer and employee medical premiums;

•	a Company-wide hiring freeze was implemented;

•	each member of the Company’s executive management team agreed to a 10% salary deferral; and

•	budgeted discretionary expenses were reduced by approximately $2.0 million for Fiscal 2020.

In Fiscal 2021, the Company has reverted to normalized spending conditions. See “Risks and Uncertainties”.

Adjustment to Variable Consideration Estimate

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling as we continue to scale our business, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a state-wide basis in Fiscal 2020. This process included multiple re-credentialling processes across our payor population and caused a temporary disruption in collections.

The COVID-19 pandemic negatively impacted payor processes through a lack of timely and accurate communication resulting in a greater chance of price concession. As a result, the following factors involved in estimating variable consideration further constrained the transaction price for services rendered:

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	probability of failure in obtaining timely and accurate benefits information;

•	probability of failure in obtaining timely and accurate pre-authorization of services; and

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors.

During the initial onset of the COVID-19 pandemic, we expected a temporary impact to the payor processes, as described above, including the impact of our billing enhancements. However, when operations began to normalize in the fourth quarter of Fiscal 2020 (“Q4 2020”), management determined that additional price concessions were necessary based on the continued nature of the impact to payor processes at that time. These additional price concessions have persisted, but are expected to decline as a percentage of revenue during Fiscal 2021. See “Reconciliation of Accounts Receivable”.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new TMS Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results. See “Key Highlights and Recent Developments—TMS Center Development” below.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year. We also typically experience a slowdown in new patient starts during the third quarter of each fiscal year as a result of summer holidays.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Q3 2021, quarterly revenue increased by 9% to $13.1 million as compared to Q3 2020. During YTD 2021, revenue increased by 15% to $38.2 million as compared to YTD 2020.

Q3 2021 represented a challenging quarter, with a more prominent seasonal factor than usual, as it represented the first opportunity for many patients to take advantage of the summer season and travel since the onset of the COVID-19 pandemic. Various patients, therefore, chose to postpone their treatment start date. We believe this exaggerated seasonal effect is temporary and was experienced industry-wide.

The surge in the COVID-19 delta variant during the summer season also created caution among patients, especially in late August and September. Volume levels, however, began to normalize in October with strong momentum in patient starts and consultations going into the fourth quarter of Fiscal 2021 (“Q4 2021”). This demonstrates sound business fundamentals and positive forward momentum, positioning us well for continued future growth. We believe that the COVID-19 pandemic has increased the demand for mental health services and we believe that we are well-positioned to serve this unmet demand.

Spravato® Program

The roll-out of our Spravato® Program at select TMS Centers continued through Q3 2021, building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in certain of our TMS Centers through the Spravato® Program which has effectively enhanced profit margins in these TMS Centers. We expect to expand our offering of Spravato® to an additional 14 TMS Centers, bringing our total to 23 TMS Centers offering Spravato® in early fiscal 2022. With this anticipated expansion, we believe our Spravato® Program has the potential to grow to as much as 5 to 10% of our total revenue by the end of fiscal 2022.

TMS Center Development

From a TMS Center development perspective, we added five new active TMS Centers during the quarter, while an additional four TMS Centers are in development. As at September 30, 2021, our total TMS Center network was comprised of 131 TMS Centers 148 TMS Centers as of the date of this MD&A).

On October 1, 2021, we completed the acquisition of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was $8.0 million, net of Achieve TMS East/Central’s cash and debt and subject to customary working capital adjustments. In addition, contingent consideration for the Achieve East/Central Acquisition is subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Acquisition, payable following the calculation period (see “Cautionary Note Regarding Forward-Looking Information”).

The acquisition of Achieve TMS East/Central (the “Achieve TMS East/Central Acquisition”) represents the addition of 17 new TMS Centers and strengthens our presence in New England and in the central United States. The Achieve TMS East/Central Acquisition also serves as the foundation for future growth within these regions. We expect to realize operational synergies and to secure robust payor contracts, brand recognition, physician reputation and a strong management team through the Achieve TMS East/Central Acquisition (see “Cautionary Note Regarding Forward-Looking Information”).

Company Capitalization

On June 14, 2021, the Company completed a non-brokered private placement of Common Shares (the “Private Placement”) in reliance upon Rule 506(c) under the U.S. Securities Act of 1933, as amended. Pursuant to the Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of $10.00 per Common Share, for aggregate gross proceeds to the Company of $23.5 million. The Company is using the net proceeds from the Private Placement to develop new TMS Centers as well as for working capital and general corporate purposes.

On September 27, 2021, the Company completed a bought deal public offering of Common Shares in Canada and the United States (the “Public Offering”). Pursuant to the Public Offering, an aggregate of 1,707,750 Common Shares were issued at a price of $7.75 per Common Share, for aggregate gross proceeds to the Company of $13.2 million. The Public Offering was made pursuant to an underwriting agreement entered into among Stifel Nicolaus Canada Inc., Bloom Burton Securities Inc. and Lake Street Capital Markets, LLC. The Company used the net proceeds from the Public Offering to satisfy the purchase price in respect of the Achieve TMS East/Central Acquisition as well as for working capital and general corporate purposes.

On July 29, 2021, as authorized by Section 1106 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the U.S. Small Business Administration forgave the loan amount of $3.1 million previously made to the Company under the United States Paycheck Protection Program (the “PPP Loan”) as well as all accrued and unpaid interest. As a result, all previously accrued interest and the PPP Loan balance have been recorded as a gain on the condensed interim consolidated statements of net loss and comprehensive loss. As at September 30, 2021, the Company had $26.1 million in cash on hand.

New Board Director

On August 3, 2021, the Company announced the appointment of Robert Higgins to the Board. Mr. Higgins is Managing Director, Investment Professional & General Counsel of Masters Special Situations, LLC (“MSS”), a healthcare focused growth equity firm which he co-founded in 2020. MSS and certain of its affiliates were one of the lead investors in the Private Placement and his appointment was pursuant to an agreement entered into in connection therewith. The appointment of Mr. Higgins increased the size of the Board to nine members.

RESULTS OF OPERATIONS

Selected Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below have been derived from our unaudited condensed interim consolidated financial statements and related notes.

(US$)	Q3 2021 (unaudited)	Q3 2020 (unaudited)	YTD 2021 (unaudited)	YTD 2020 (unaudited)
Total revenue	13,130,245	12,006,570	38,150,632	33,215,627

Direct center and patient care costs	6,911,058	5,473,759	20,125,081	16,521,201
Regional employee compensation	3,115,709	2,569,958	9,170,971	7,419,487
Regional marketing expenses	1,481,272	1,584,426	4,867,188	3,539,227
Depreciation	1,373,149	1,410,843	4,309,114	4,253,530
Total direct center and regional costs	12,881,188	11,038,986	38,472,354	31,733,445
Regional operating income (loss)	249,057	967,584	(321,722)	1,482,182
Center development costs	203,929	65,291	667,336	435,659
Corporate employee compensation	3,514,477	2,555,515	10,071,740	7,577,540
Corporate marketing expenses	125,306	202,435	468,139	806,120
Other corporate, general and administrative expenses	1,506,181	780,402	5,145,650	2,165,361
Share-based compensation	221,679	171,056	631,011	455,908
Amortization	115,834	115,832	347,500	347,498
Interest expense	1,145,337	708,665	3,507,436	2,060,707
Interest income	(3,067)	(8,857)	(5,260)	(18,418)
Earn-out consideration	–	4,045,000	–	9,295,000
Forgiveness of loan payable	(3,128,596)	–	(3,128,596)	–
Loss before income taxes	(3,452,023)	(7,667,755)	(18,026,678)	(21,643,193)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(3,452,023)	(7,667,755)	(18,026,678)	(21,643,193)
Loss attributable to non-controlling interest	65,227	(31,623)	(107,049)	(371,283)
Loss attributable to the common shareholders of Greenbrook	(3,517,250)	(7,636,132)	(17,919,629)	(21,271,910)
Net loss per share (basic and diluted) (1)	(0.22)	(0.57)	(1.23)	(1.69)

Notes:

(1)	The Company has retrospectively presented the net loss per share calculations reflecting the number of Common Shares outstanding following the Share Consolidation. See “Basis of Presentation” above.

Selected Financial Position Data

The following table provides selected financial position data for the years and periods indicated:

	As at September 30,		As at December 31,
(US$)	2021 (unaudited)	2020 (unaudited)	2020
Cash	26,058,288	9,170,131	18,806,742
Current assets (excluding cash)	12,929,590	14,122,145	11,858,737
Total assets	77,462,975	60,813,316	68,600,408
Current liabilities	17,349,680	25,657,532	27,674,144
Non-current liabilities	36,873,838	23,385,217	38,042,522
Total liabilities	54,223,518	49,042,749	65,716,666
Non-controlling interests	(823,724)	(70,378)	(392,560)
Shareholders’ equity	23,239,457	11,770,567	2,883,742

Selected Operating Data

The following table provides selected operating data for the years and periods indicated:

	As at September 30,		As at December 31,
(unaudited)	2021	2020	2020
Number of active TMS Centers(1)	127	114	116
Number of TMS Centers-in-development(2)	4	11	9
Total TMS Centers	131	125	125
Number of management regions	13	13	13
Number of TMS Devices installed	214	191	198
Number of regional personnel	350	286	305
Number of shared-services / corporate personnel(3)	58	47	49
Number of TMS providers(4)	126	113	117
Number of consultations performed(5)	10,561	7,718	11,305
Number of patient starts(5)	4,762	4,017	5,445
Number of treatments performed(5)	164,870	141,584	195,992
Average revenue per treatment(5)	$231	$235	$220

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.
(5)	Figure calculated for the applicable year or period ended.

Analysis of Results for Q3 2021 and YTD 2021

The following section provides an overview of our financial performance during Q3 2021 compared to Q3 2020 and during YTD 2021 compared to YTD 2020.

Total Revenue

New patient starts increased to 1,520 in Q3 2021, a 3% increase compared to Q3 2020 (Q3 2020: 1,473), and increased to 4,762 in YTD 2021, representing a 19% increase compared to YTD 2020 (YTD 2020: 4,017). Treatment volumes in Q3 2021 were 54,525, a 7% increase compared to Q3 2020 (Q3 2020: 51,033), and were 164,870 in YTD 2021, representing a 16% increase compared to YTD 2020 (YTD 2020: 141,584). Consultations performed were 3,437 in Q3 2021, a 5% increase compared to Q3 2020 (Q3 2020: 3,283), and were 10,561 in YTD 2021, representing a 37% increase compared to YTD 2020 (YTD 2020: 7,718). The increases in new patient starts, treatment volumes and consultations performed are predominantly due to the addition of 13 new active TMS Centers in YTD 2021 as compared to YTD 2020, which has allowed us to provide greater access for patients to seek and receive treatment.

Consolidated revenue increased to $13.1 million in Q3 2021, a 9% increase compared to Q3 2020 (Q3 2020: $12.0 million), and $38.2 million in YTD 2021, representing a 15% increase compared to YTD 2020 (YTD 2020: $33.2 million). This was predominately due to the increases in our new patient starts and treatment volume key operating metrics as described above (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics”).

Same-Region Sales Growth was 9% in Q3 2021 and 15% in YTD 2021 as compared to 2% in Q3 2020 and 2% in YTD 2020. This was predominately due to the increases in our new patient starts and treatment volume key operating metrics as described above (see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics”).

Average revenue per treatment increased by 2% to $241 in Q3 2021 compared to Q3 2020 (Q3 2020: $235) and decreased by 1% to $231 in YTD 2021 compared to YTD 2020 (YTD 2020: $235). These increases were primarily attributable to changes in the adjustment to variable consideration estimate (see “Factors Affecting the Comparability of our Results – Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”) and an increase in reimbursement rates from certain payors with which we have had long-standing relationships in our established regions.

Accounts Receivable

Accounts receivable decreased by $1.3 million to $10.9 million as at the end of Q3 2021 (end of Q3 2020: $12.2 million), primarily due to continued strong cash collections during the quarter as a result of billing enhancements implemented in Fiscal 2020 (see “Factors Affecting the Comparability of our Results – Adjustments to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”).

Accounts receivable increased by $0.2 million as at the end of Q3 2021 as compared to the end of Fiscal 2020 (end of Fiscal 2020: $10.7 million), primarily due to the increase in revenue in Q3 2021 as compared to Q4 2020, partially offset by strong cash collection during Q3 2021.

We believe the changes to our billing processes, including a new billing structure and the transition to a scalable billing and reimbursement platform during the year ended December 31, 2019 (“Fiscal 2019”), will allow us to continue to significantly improve our billing and collection capabilities in the future. See “Cautionary Note Regarding Forward-Looking Information” above.

We also continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 17% to $12.9 million during Q3 2021 (Q3 2020: $11.0 million) and by 21% to $38.5 million during YTD 2021 (YTD 2020: $31.7 million). Direct center and regional costs in Q3 2020 and YTD 2020 were comparatively low due to measures put in place to control costs during the COVID-19 pandemic (see “Factors Affecting the Comparability of our Results – COVID-19”). As a result, the normalization of this spending in Q3 2021 and YTD 2021, coupled with an increase in treatments, due to operating 127 active TMS Centers as at September 30, 2021 as compared to 114 active TMS Centers as at September 30, 2020, resulted in an increase in direct center and regional costs.

Entity-wide regional operating income decreased by 74% to $0.2 million during Q3 2021 (Q3 2020: $1.0 million). YTD 2021 resulted in an entity-wide regional operating loss of $0.3 million as compared to entity-wide regional operating income of $1.5 million in YTD 2020. The decreases in entity-wide regional operating income in Q3 2021 and YTD 2021 as compared to Q3 2020 and YTD 2020, respectively, was primarily due to lower average revenue per TMS Center resulting from the surge in the COVID-19 delta variant, which created caution among patients, and more prominent seasonal factors than have been experienced historically (see “Key Highlights and Recent Developments – COVID-19 Business Update” above) in addition to the increase in direct center and regional costs described above.

Center Development Costs, Capital Expenditures and Working Capital Investment

Center development costs increased by 212% to $0.2 million during Q3 2021 (Q3 2020: $0.1 million) and by 53% to $0.7 million during YTD 2021 (YTD 2020: $0.4 million) predominantly as a result of the resumption in development activity in Q2 2021 after a curtailment of spend in the second quarter of Fiscal 2020 (“Q2 2020”) as a result of the COVID-19 pandemic (see “Factors Affecting the Comparability of our Results – COVID-19”). Average cash investment to establish new TMS Centers, including center development costs, capital expenditures and working capital investment, remained consistent at $0.16 million in Q3 2021 and YTD 2021 (Q3 2020 and YTD 2020: $0.16 million).

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 38% to $3.5 million during Q3 2021 (Q3 2020: $2.6 million) and increased by 33% to $10.1 million during YTD 2021 (YTD 2020: $7.6 million). Corporate employee compensation in Q3 2020 and YTD 2020 was comparatively low due to measures put in place to control costs during the COVID-19 pandemic (see “Factors Affecting the Comparability of our Results – COVID-19”). As a result, the normalization of this spending in Q3 2021 and YTD 2021, coupled with the increase in corporate employee compensation due to key investment in our human resources, billing, operations and compliance capabilities, contributed to the increase in corporate employee compensation.

Corporate Marketing Expenses

Corporate marketing expenses decreased by 38% to $0.1 million during Q3 2021 (Q3 2020: $0.2 million) and by 42% to $0.5 million during YTD 2021 (YTD 2020: $0.8 million). The decrease was primarily a result of the timing of discretionary spending.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 93% to $1.5 million during Q3 2021 (Q3 2020: $0.8 million). Other corporate, general and administrative expenses in Q3 2020 were comparatively low due to measures put in place to control costs during the COVID-19 pandemic (see “Factors Affecting the Comparability of our Results – COVID-19”). The normalization of this spending in Q3 2021 and YTD 2021, coupled with the one-time professional and legal fees related to the Nasdaq listing, the Withdrawn Public Offering (as defined below) and the Achieve TMS East/Central Acquisition (see “Adjusted EBITDA and One-Time Expenses” below), was primarily attributable for the increase in other corporate, general and administrative expenses.

Other corporate, general and administrative expenses increased by 138% to $5.1 million during YTD 2021 (YTD 2020: $2.2 million). This was predominantly due to the factors described above as well as the one-time deferred payment costs of $0.3 million with respect to the Earn-Out consideration in connection with the Achieve TMS Acquisition.

Earn-Out Consideration

The Earn-Out consideration decreased by $4.0 million to nil in Q3 2021 (Q3 2020: $4.0 million) and decreased by $9.3 million to nil during YTD 2021 (YTD 2020: $9.3 million). The decrease is a result of the Earn-Out amount confirmed during Q1 2021 and paid during YTD 2021. See “Components of Our Results of Our Operations and Trends Affecting our Business” – Earn-Out Consideration”.

Share-Based Compensation

Share-based compensation increased by 30% to $0.2 million during Q3 2021 (Q3 2020: $0.2 million) and increased by 38% to $0.6 million during YTD 2021 (YTD 2020: $0.5 million), predominantly due to the timing and fair value of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization remained consistent at $0.1 million during Q3 2021 (Q3 2020: $0.1 million) and remained consistent at $0.3 million during YTD 2021 (YTD 2020: $0.3 million). The amortization was a result of the intangible assets acquired by the Company in connection with the Achieve TMS Acquisition.

Interest

Interest expense increased by 62% to $1.1 million during Q3 2021 (Q3 2020: $0.7 million) and by 70% to $3.5 million during YTD 2021 (YTD 2020: $2.1 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the execution of our regional growth strategy and the credit and security agreement (the “Credit Agreement”) entered into on December 31, 2020 for a secured $30 million credit facility (“Credit Facility”) with Oxford Finance LLC (the “Lender”), as amended on October 29, 2021. See “Indebtedness”.

Interest income decreased by 65% during Q3 2021 (Q3 2020: $0.01 million) and by 71% during YTD 2021 (YTD 2020: $0.02 million) as a result of a decrease in the amount of excess funds invested.

Forgiveness of Loan Payable

Forgiveness of loan payable was $3.1 million in Q3 2021 and YTD 2021 (Q2 2020: nil; YTD 2020: nil) as a result of the forgiveness in full of the PPP Loan (see “Key Highlights and Recent Developments – PPP Loan Forgiveness” above).

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss decreased by 55% to $3.5 million during Q3 2021 (Q3 2020: $7.7 million) and by 17% to $18.0 million during YTD 2021 (YTD 2020: $21.6 million). This was predominately due to the forgiveness of the PPP Loan (see “Key Highlights and Recent Developments – PPP Loan Forgiveness” above), partially offset by the recognition of one-time professional and legal fees related to the Nasdaq listing, the Private Placement, the Public Offering and the Achieve TMS East/Central Acquisition (see “Adjusted EBITDA and One-Time Expenses” below). In addition, we recognized Earn-Out consideration in connection with the Achieve TMS Acquisition in Q3 2020 that did not recur in Q3 2021.

The loss attributable to the common shareholders of Greenbrook decreased by 54% to $3.5 million during Q3 2021 (Q3 2020: $7.6 million). The loss attributable to the common shareholders of Greenbrook decreased by 16% to 17.9 million during YTD 2021 (YTD 2020: $21.3 million). This was predominantly due to the factors described above impacting net losses.

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position increased by 209% to $2.9 million during Q3 2021 (Q3 2020: $0.9 million) and increased by 126% to $9.6 million during YTD 2021 (YTD 2020: $4.3 million). Spending in Q3 2020 and YTD 2020 was comparatively low due to measures put in place to control costs during the COVID-19 pandemic (see “Factors Affecting the Comparability of our Results – COVID-19”). As a result, the normalization of this spending in Q3 2021 and YTD 2021 contributed to the respective increased loss positions. See “Factors Affecting the Comparability of our Results – Adjustment to Variable Consideration Estimate”, “Total Revenue”, “Reconciliation of Accounts Receivable”, “Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs”, “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses” and “Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” in this MD&A.

Due to their nature, the deferred payment costs with respect to the Earn-Out consideration in connection with the Achieve TMS Acquisition was a one-time expense incurred during YTD 2021 and was therefore excluded from Adjusted EBITDA. One-time professional and legal fees incurred in connection with the Nasdaq listing and the Achieve TMS East/Central Acquisition have also been excluded from Adjusted EBITDA.

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Revenue	13,130,245	13,707,212	11,313,175	9,913,552	12,006,570	9,788,555	11,420,502	12,536,671
Regional operating income (loss)(1)	249,057	921,339	(1,492,118)	(2,050,168)	967,584	(225,198)	739,796	2,056,836
Net loss attributable to common shareholders of Greenbrook	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)
Adjusted EBITDA(2)	(2,893,282)	(2,705,666)	(4,013,910)	(4,223,446)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)
Net loss per share – Basic(3)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)
Net loss per share – Diluted(3)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)

Notes:

(1)	Regional operating income (loss) for the fourth quarter ended December 31, 2019 has been updated to exclude amortization. See “Components of Our Results of Our Operations and Trends Affecting our Business” above.

(2)	Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics”. For a reconciliation of Adjusted EBITDA to the nearest IFRS measure for Q3 2021 and Q3 2020, see “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” below. Additionally, see the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2020 and December 31, 2019 and the quarters ended June 30, 2021 and June 30, 2020, and March 31, 2021 and March 31, 2020, for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook for each of the periods shown in this table.

(3)	The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the Share Consolidation. See “Basis of Presentation” above.

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

(unaudited)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Number of active TMS Centers(1)	127	122	119	116	114	113	110	102
Number of TMS Centers-in-development(2)	4	7	9	9	11	12	14	17
Total TMS Centers	131	129	128	125	125	125	124	119
Number of management regions	13	13	13	13	13	13	13	13
Number of TMS Devices installed	214	209	201	198	191	189	189	178
Number of regional personnel	350	343	317	305	286	275	302	273
Number of shared-services / corporate personnel(3)	58	51	49	49	47	44	47	44
Number of TMS providers(4)	126	124	116	117	113	112	117	109
Number of consultations performed(5)	3,437	3,533	3,591	3,587	3,283	2,075	2,360	2,479
Number of patient starts(5)	1,520	1,659	1,583	1,428	1,473	1,218	1,326	1,192
Number of treatments performed(5)	54,525	58,219	52,126	54,408	51,033	42,581	47,970	51,247
Average revenue per treatment(5)	$241	$235	$217	$182	$235	$230	$238	$245

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figures calculated for the applicable period ended.

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New patient starts were 1,520 in Q3 2021, representing an 8% quarter-over-quarter decrease compared to Q2 2021 (Q2 2021: 1,659). Treatment volumes were 54,525 in Q3 2021, representing a 6% quarter-over-quarter decrease compared to Q2 2021 (Q2 2021: 58,219). Consultations were 3,437 in Q3 2021, representing a 3% quarter-over-quarter decrease compared to Q2 2021 (Q2 2021: 3,533). Despite a challenging operating environment in Q3 2021 and the general seasonality of the business as described in “Key Highlights and Recent Developments” above, we experienced an increase in consultations and new patient starts in late September 2021 which continued into October 2021.

We achieved quarterly consolidated revenue of $13.1 million in Q3 2021, representing a 4% quarter-over-quarter decrease compared to Q2 2021 (Q2 2021: $13.7 million). Average revenue per treatment was $241 in Q3 2021, representing a 2% quarter-over-quarter increase compared to Q2 2021 (Q2 2021: $235). This was primarily attributable to a reduction in our adjustment to variable consideration estimate due to the collection of previously-aged accounts receivable and an increase in reimbursement rates from certain payors with which we have had long-standing relationships in our established regions. See “Factors Affecting the Comparability of our Results – Adjustment to Variable Consideration Estimate” and “Reconciliation of Accounts Receivable”.

We experienced entity-wide regional operating income of $0.2 million in Q3 2021, representing a 73% quarter-over-quarter decrease compared to Q2 2021 (Q2 2021: $0.9 million), primarily as a result of a decrease in treatment volumes in Q3 2021 as compared to Q2 2021, with the same operating leverage.

The loss attributable to the common shareholders of Greenbrook was $3.5 million in Q3 2021, representing a 48% quarter-over-quarter decrease compared to Q2 2021 (Q2 2021: $6.8 million), primarily as a result of the forgiveness of the PPP Loan. See “Analysis of Results for Q3 2021 and YTD 2021 – Adjusted EBITDA and One-Time Expenses” above.

The Adjusted EBITDA loss position increased to $2.9 million in Q3 2021, representing a 7% quarter-over-quarter increase compared to Q2 2021 (Q2 2021: $2.7 million). This was primarily attributable to lower revenue in Q3 2021 as compared to Q2 2021.

EBITDA AND ADJUSTED EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q3 2021 (unaudited)	Q3 2020 (unaudited)	YTD 2021 (unaudited)	YTD 2020 (unaudited)
EBITDA	(885,997)	(5,409,649)	(9,760,839)	(14,628,593)
Adjusted EBITDA	(2,893,282)	(937,073)	(9,612,858)	(4,250,797)

See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above and “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” immediately below.

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RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q3 2021 (unaudited)	Q3 2020 (unaudited)	YTD 2021 (unaudited)	YTD 2020 (unaudited)
Loss attributable to the common shareholders of Greenbrook	(3,517,250)	(7,636,132)	(17,919,629)	(21,271,910)
Add the impact of:
Interest expense	1,145,337	708,665	3,507,436	2,060,707
Amortization	115,834	115,832	347,500	347,498
Depreciation	1,373,149	1,410,843	4,309,114	4,253,530
Less the impact of:
Interest income	(3,067)	(8,857)	(5,260)	(18,418)
EBITDA	(885,997)	(5,409,649)	(9,760,839)	(14,628,593)
Add the impact of:
Share-based compensation	221,679	171,056	631,011	455,908
TMS Center development costs	203,929	65,291	667,336	435,659
Add the impact of:
Deferred payment expense in relation to Achieve TMS cash Earn-Out consideration owed	–	–	300,000	–
Earn-Out consideration	–	4,045,000	–	9,295,000
Nasdaq listing related professional and legal fees	–	191,229	451,105	191,229
Withdrawn Public Offering related professional and legal fees(1)	273,561	–	804,983	–
TMS Achieve East/Central Acquisition related professional and legal fees	422,142	–	422,142	–
PPP Loan Forgiveness	(3,128,596)	–	(3,128,596)	–
Adjusted EBITDA	(2,893,282)	(937,073)	(9,612,858)	(4,250,797)

Note:

(1)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions (the “Withdrawn Public Offering”). Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.

RECONCILIATION OF ACCOUNTS RECEIVABLE

A quantitative reconciliation of accounts receivable in respect of the three- and nine-month periods ended September 30, 2021 and 2020, and the year ended December 31, 2020 is provided below, which includes a quantification of the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(US$)	Q3 2021 (unaudited)	Q3 2020 (unaudited)	YTD 2021 (unaudited)	YTD 2020 (unaudited)	Fiscal 2020 (unaudited)
Opening accounts receivable balance	10,793,064	10,867,513	10,708,062	10,091,087	10,091,087
Revenue recognized based on expected value	13,357,580	12,006,570	40,773,063	33,215,627	46,284,419
Adjustment to variable consideration estimate	(227,335)	–	(2,622,431)	–	(3,155,240)
Payments received	(12,979,281)	(10,657,128)	(37,914,666)	(31,089,759)	(42,512,204)
Ending accounts receivable balance at the period end date	$10,944,028	$12,216,955	$10,944,028	$12,216,955	$10,708,062

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company’s primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in its centralized business infrastructure. The Company’s objectives when managing capital are to ensure that the Company will continue to have enough liquidity to provide services to its customers and provide returns to its shareholders. We have also used capital to finance acquisitions and may continue to do so in the future. See “Key Highlights and Recent Developments” above.

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The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this budget and considering its anticipated cash flows from regional operations and its holdings of cash, the Company believes that it has sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately the next 12-15 months as of the date of this MD&A. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the velocity of our regional development strategy and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties” and “Factors Affecting our Performance” in this MD&A.

On June 14, 2021, the Company completed the Private Placement for aggregate gross proceeds of $23.5 million. The Company is using the net proceeds from the Private Placement to develop new TMS Centers as well as for working capital and general corporate purposes. On September 27, 2021, the Company completed the Public Offering for aggregate gross proceeds of $13.2 million. The Company used the net proceeds from the Public Offering to satisfy the purchase price in respect of the Achieve TMS East/Central Acquisition and is using the balance of the net proceeds for working capital and general corporate purposes. See “Key Highlights and Recent Developments – Company Capitalization”.

Analysis of Cash Flows for YTD 2021

The following table presents our cash flows for each of the periods presented:

(US$)	YTD 2021	YTD 2020
Net cash used in operating activities	(11,803,430)	(6,234,922)
Net cash generated from (used in) financing activities	27,482,846	7,681,848
Net cash used in investing activities	(8,427,870)	(224,402)
Increase in cash	7,251,546	1,222,524

Cash Flows used in Operating Activities

For YTD 2021, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $11.8 million, as compared to $6.2 million in YTD 2020. The increase in cash flows used in operating activities is primarily attributable to increased losses (excluding the Earn-Out consideration with respect to the Achieve TMS Acquisition in YTD 2020 (see “Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above), as well as the normalization of spending in YTD 2021 subsequent to the measures put in place to control costs during the COVID-19 pandemic in YTD 2020 (see “Factors Affecting the Comparability of our Results – COVID-19”). Of the net cash used in operating activities during YTD 2021, $6.2 million was used in Q1 2021, $3.2 million in Q2 2021, and $2.4 million in Q3 2021.

Cash Flows generated from (used in) Financing Activities

For YTD 2021, cash flows generated from financing activities amounted to $27.5 million as compared to $7.7 million in YTD 2020. This change is largely driven by the difference in the net proceeds received by the Company in connection with the Private Placement in Q2 2021 and the Public Offering in Q3 2021 as compared to the net proceeds received by the Company in connection with its financing activities in YTD 2020.

Cash Flows used in Investing Activities

For YTD 2021, cash flows used in investing activities totaled $8.4 million as compared to $0.2 million in YTD 2020, which primarily relates to the release of the deferred consideration held in an escrow account upon satisfying all escrow conditions and the Earn-Out consideration in relation to the Achieve TMS Acquisition. See “Components of our Results of our Operations and Trends Affecting our Business” – Earn-Out Consideration”.

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INDEBTEDNESS

Credit Agreement

On December 31, 2020, the Company entered into the Credit Agreement in respect of a $30 million Credit Facility with the Lender. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones relating to the achievement of certain tiered EBITDA and revenue targets; debt-to-EBITDA ratio and debt-to-enterprise value ratio targets; and minimum unrestricted cash and daily average unrestricted cash requirements. As of the date of this MD&A, the Company does not currently meet these financial milestones and is, therefore, unable to draw down on any of the delayed-draw term loan tranches under the Credit Facility at this time. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum qualified cash, each of which became effective on March 31, 2021. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As of the end of Q3 2021, we were in compliance with such covenants. The Credit Agreement includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

As consideration for providing the Credit Facility, we issued 51,307 common share purchase warrants (the “Lender Warrants”), each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to the Lender. To date, none of the Lender Warrants have been exercised. The Lender Warrants will expire on December 31, 2025.

On March 30, 2021, the Company and TMS US received a waiver from the Lender with respect to their obligation under the Credit Agreement to deliver annual audited financial statements with respect to Fiscal 2020 that do not contain any “going concern” or similar qualification or exception. As consideration for the waiver granted by the Lender, the Company, TMS US and each of the other parties to the Credit Agreement covenanted that the Company would complete an equity and/or subordinated debt offering for proceeds of at least $12 million, which was satisfied through the completion of the Private Placement on June 14, 2021. In addition, the Credit Agreement was amended on October 29, 2021 in order to permit the earn-out consideration payable in connection with the Achieve East/Central Acquisition.

Other Indebtedness

During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured, as applicable, during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during Fiscal 2019.

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During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. These TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during Fiscal 2021. There are no covenants associated with these loans. During Fiscal 2020, the Company was released from its obligations pertaining to one of the TMS Device loans assumed during Fiscal 2019 in the amount of $45,680 as a result of the disposal of the related TMS Device.

During YTD 2021, the Company repaid TMS Device loans totalling $0.05 million (YTD 2020: $0.06 million).

On April 21, 2020, the Company entered into the PPP Loan. On July 29, 2021, as authorized by Section 1106 of the CARES Act, the U.S. Small Business Administration forgave the PPP Loan amount of $3.1 million as well as all accrued and unpaid interest thereon. See “Key Highlights and Recent Developments”.

Table of Contractual Obligations

The following table summarizes our significant contractual obligations as of September 30, 2021:

(unaudited)	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Loans Payable	21,306,042	1,746,941	3,366,483	16,192,618	-
Rental Leases	24,674,549	4,096,801	7,200,234	5,935,109	7,442,405
Device Leases	16,717,626	4,128,784	5,964,978	3,198,195	3,425,669
Total	62,698,217	9,972,526	16,531,695	25,325,922	10,868,074

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of September 30, 2021, there were 17,801,885 Common Shares and nil preferred shares issued and outstanding. In addition, there were 860,500 stock options and 51,307 Lender Warrants, each representing a right to acquire one Common Share, issued and outstanding. As of the date of this MD&A, assuming exercise and exchange of all outstanding options and Lender Warrants, there would be 18,713,692 equity securities of the Company issued and outstanding on a fully-diluted basis.

Related Party Transactions

Compensation of key management personnel

The Company transacts with key individuals from management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Operating Officer (“COO”), the Chief Marketing Officer and the Chief Medical Officer.

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Transactions with significant shareholder – Greybrook Health Inc.

As at September 30, 2021, nil was included in accounts payable and accrued liabilities related to payables for management services and other overhead costs rendered by Greybrook Health Inc. (“Greybrook Health”) to the Company in the ordinary course of business under the MSA (as defined below) (September 30, 2020: $0.1 million).

On January 1, 2015, we entered into a management and consulting services agreement (the “MSA”) with our significant shareholder, Greybrook Health, pursuant to which Greybrook Health provided us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services included: (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our CFO, COO and twelve other employees consisting of our general counsel, ten full-time employees and one part-time employee that, together, provided customary administrative, finance and accounting services to us and one part-time employee that provided customary IT infrastructure services to us. All of the Services provided by Greybrook Health were provided on a cost basis whereby we reimbursed Greybrook Health for costs incurred in connection with the provision of such Services. There was no mark-up charged by Greybrook Health for the provision of the Services. The aggregate amount paid by us to Greybrook Health under the MSA for each of YTD 2021 and YTD 2020 was $0.1 million and $0.3 million, respectively. The MSA was terminated effective February 1, 2021.

Subsequent to September 30, 2019, compensation for all employees noted above, except for the COO and the part time contractor that provides customary IT infrastructure services to us, is no longer being provided by Greybrook Health and is being paid directly by us. Following the termination of the MSA on February 1, 2021, the compensation for the COO and the part time contractor that provides customary IT infrastructure services to the Company is being paid directly by the Company. Following termination of the MSA, we entered into a license agreement with Greybrook Capital Inc. for the provision of office space for our head office in Toronto, Ontario, effective as of February 1, 2021. Under the license, we are required to pay approximately C$10,000 per month. The initial term of the agreement expires on December 31, 2021, subject to the mutual agreement of the parties to extend the term. The license may be terminated by either party with 90 days’ written notice to the other party.

On June 14, 2021, Greybrook Health purchased 200,000 Common Shares from the Company at a subscription price of $10.00 per Common Share in connection with the Private Placement, for aggregate gross proceeds to the Company of $2,000,000. In connection with the Private Placement, the Company also granted Greybrook Health the right to appoint a nominee to the Board as well as rights to participate in future equity issuances by the Company to maintain Greybrook Health’s pro rata ownership interest in the Company for so long as Greybrook Health (together with its affiliates) owns, controls or directs, directly or indirectly, at least 5% of the outstanding Common Shares (on a partially-diluted basis). In addition, Greybrook Health received customary resale, demand and “piggy-back” registration rights. (see “Key Highlights and Recent Developments – Company Capitalization”).

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the Board. This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

COVID-19

On January 30, 2020, the World Health Organization declared a global emergency with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While all of our TMS Centers remain open, and are expected to remain open, during the pandemic, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2020 as a result of the various “stay at home”, “shelter in place” and/or other restrictions imposed in response to the COVID-19 pandemic. The surge in the delta variant during the summer season of Q3 2021 also created caution among patients to start treatment, especially in late August and September. This decline negatively impacted our business, and in particular has negatively impacted our revenue and related cash flows. As a result of our lower than expected cash flows during Fiscal 2020, we were required to obtain additional financing under the Credit Facility, the first $15 million tranche of which closed on December 31, 2020. On June 14, 2021, we completed the Private Placement for aggregate gross proceeds of approximately $23.5 million and on September 27, 2021, we completed the Public Offering for aggregate gross proceeds of approximately $13.2 million. However, it is possible that our consolidated results in future periods will be negatively impacted by the COVID-19 pandemic.

We rely on payors to make timely payments to us for services provided to their beneficiaries. If payors are negatively impacted by a decline in the economy, including as a result of the COVID-19 pandemic, we may experience slowdowns in collections and a reduction in the amounts we expect to collect.

We also rely on third-party suppliers and manufacturers for our TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to our suppliers and their contract manufacturers will likely impact our revenue and operating results. The outbreak of the COVID-19 pandemic may also impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact us by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If we are unable to mitigate the impacts of the COVID-19 pandemic on our operations, our costs may increase and revenue could decrease. It is unknown how we may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services we provide.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact will depend on future developments, including actions taken to contain COVID-19.

On September 9, 2021, President Biden announced that he had directed the Occupational Safety and Health Administration (“OSHA”) to develop an Emergency Temporary Standard (“ETS”) mandating either full vaccination against COVID-19 or weekly testing of employees for employers with 100 or more employees. On November 5, 2021, the OSHA formally implemented the ETS. As a company with more than 100 employees, we will be subject to the ETS, which will become effective on January 4, 2022. Accordingly, pursuant to the ETS, all employees of the Company who are not fully vaccinated against COVID-19 will be required to be tested at least once per week. At this time, it is not possible to predict with certainty the exact impact that the ETS will have on the Company or its workforce. For example, the ETS may result in employee attrition and difficulty securing future labor needs, and implementation of the testing mandate may also lead to increased expenses for the Company to acquire and administer such tests, all of which could have an adverse effect on our business, results of operations and cash flows.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to changes in interest rates on our cash and long-term debt. The Credit Facility bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans.

Based on the Company’s industry, none of the accounts receivable is considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders.

Cash Flow From Operations and Need for Additional Financing

To date, we have had negative cash flow from operating activities, and our independent auditors included an explanatory paragraph to their audit opinion issued in connection with our consolidated financial statements for our Fiscal 2020 financial statements with respect to their doubt about our ability to continue as a going concern. Although we believe that we will have positive cash flow from operating activities in the future, we may require additional financing to fund operating and investing activities, and we can provide no assurance that our independent auditors will lift their going concern qualification in connection with our Fiscal 2021 financial statements. To the extent that we have negative cash flows in future periods, a portion of the proceeds of any offering may need to be allocated to funding this negative cash flow in addition to our operational expenses or other activities. While the Credit Facility provides the Company with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing of the Credit Facility, the ability to draw on such delayed-draw term loans is subject to the Company achieving specific financial milestones. In addition, we were required to obtain a waiver from the Lender under our Credit Agreement in respect of the going concern qualification on our Fiscal 2020 financial statements. See “Indebtedness—Credit Agreement”. We can provide no assurance that similar waivers will not be required in the future or that we will remain in compliance with the financial covenants under our Credit Agreement. A failure to comply with these covenants, including a failure to meet the financial tests, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company.

The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and considering its anticipated cash flows from regional operations, its holdings of cash, the Credit Facility and the net proceeds from the Private Placement, the Company believes that it has sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately the next 12-15 months. The Company’s cash balance and working capital as at September 30, 2021 was approximately $26.1 million and $21.6 million, respectively.

If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company’s current contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through issuances of equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2021. Based on this evaluation, the CEO and the CFO concluded that, as of September 30, 2021, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three and nine months ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO concluded that, as of September 30, 2021, the Company’s internal control over financial reporting was ineffective as a result of identified material weaknesses.

In connection with the audit of our annual consolidated financial statements for the fiscal year ended December 31, 2020 that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company discovered that, as an emerging growth company, it did not have the formalized internal control environment necessary to satisfy the accounting and financial reporting requirements, including a lack of documentation of its existing internal control environment. The control breakdown that gave rise to the material audit adjustment to revenue for the estimate for variable consideration identified by the external auditors was inadequate review and scrutiny of judgement involved in the application of IFRS 15, Revenue from Contracts with Customers to changes to variable consideration estimates at December 31, 2020. The material weaknesses that our management identified related to the following:

•	the Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks;

•	the Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These control deficiencies are pervasive in impact and resulted in certain material misstatements to the Company’s financial statements identified through the audit, and which were corrected by management. Identified errors resulted in certain adjustments to the amounts or disclosures included revenue, share-based compensation, contributed surplus, cash, accounts receivable, accounts payable and accrued liabilities, loans payable, Lender Warrants, and professional and legal fees. These errors were corrected prior to the release of our annual financial statements for the fiscal year ended December 31, 2020.

The existence of these material weaknesses creates a reasonable possibility that an error may not be prevented or detected in the Company’s annual or interim financial statements on a timely basis.

We have established a remediation plan which includes the following specific remedial actions undertaken by management:

•	implementing a system to manage and automate our internal control over financial reporting processes and procedures;

•	hiring additional accounting and finance resources and personnel with expertise in internal control over financial reporting;

•	implementing processes and controls to better identify and manage the consistent operation of internal control over financial reporting and remediate known control deficiencies, including maintaining appropriate segregation of duties;

•	implementing journal entry approval workflow within our key financial system; and

•	retaining an international accounting firm to conduct a comprehensive assessment of our internal control over financial reporting processes and procedures and make recommendations for additional improvements to such processes and procedures.

We will take all measures necessary to address and cure the underlying causes of the material weaknesses. Once implemented, our remediation plan may take significant time and expense to be fully implemented and may require significant management attention, and our efforts may not prove to be successful in remediating the material weakness and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future. Management has and will continue to take actions to implement these remedial measures throughout Fiscal 2021. At this time, management estimates that it will have remediated the material weaknesses described above by the end of Fiscal 2021.

Despite the material weaknesses, and based on management’s assessment, management has concluded that the Company’s control environment continued to result in financial statements in prior periods that presented fairly, in all material respects, the Company’s financial position, results of operations, changes in equity (deficit) and cash flows in accordance with IFRS. As a result, no changes to the required conclusions made by the Company’s certifying officers were necessary. Furthermore, management has concluded that the annual financial statements for the fiscal year ended December 31, 2020 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity (deficit) and cash flows in accordance with IFRS.

If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of the Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of the Common Shares and harm our ability to raise capital.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

As a result of our Nasdaq listing, we are subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration in the United States. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify additional material weaknesses or significant deficiencies, which may not be remedied in a timely manner. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies additional material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

There has been no change in the Company’s ICFR that occurred during the three and nine months ended September 30, 2021 that has materially affected, or is reasonable likely to materially affect, the Company’s ICFR.

Critical Accounting Estimates and Judgments

There have been no changes to the Company’s critical accounting estimates and judgments since the fiscal year ended December 31, 2020, except for the following additional disclosures noted below.

Revenue recognition:

Due to the nature of the industry and complexity of the Company’s revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, the Company uses significant judgement and considers various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of the Company’s payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

Accounts receivable:

The Company considers a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, a write-off of the related accounts receivable balance to bad debt would be recognized.

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant to affect the ability and intent of the Company’s payors given their size and stature. No such factors were identified as at September 30, 2021, or the comparative period, and therefore no bad debt was recognized.

COVID-19:

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates which resulted in no material impacts for the period ended September 30, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigations and claims.

The Company has experienced losses since inception and has negative cash flow from operating activities of $11.8 million for the nine months ended September 30, 2021 (nine months ended September 30, 2020 – negative cash flow of $6.2 million). The COVID-19 pandemic, including the related government-imposed social distancing, continues to have a negative impact on the Company’s cash flow used in operating activities. Although the Company anticipates that it will have positive cash flow from operating activities in the future, the Company anticipates that its overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. The Company expects it will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. These conditions indicate the existence of a material uncertainty that may cast substantial doubt as to the Company’s ability to continue as a going concern. The Company also has strong supportive shareholders and a proven track record of successfully raising capital when required. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for the condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used.

Changes in Significant Accounting Policies

Other than as described herein, there are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the “Risks and Uncertainties” section in this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH” and on the TSX under the symbol “GTMS”.